

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-mail</u>
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

      Re: **Bank of America Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 23, 2012
              File No. 001-06523

Dear Mr. Moynihan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Suzanne Hayes
              Suzanne Hayes
              Assistant Director